Excellon Resources Inc.

Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018
in thousands of U.S. dollars

(unaudited)

Excellon Resources Inc.

Condensed Consolidated Statements of Financial Position

(unaudited) (in thousands of U.S. dollars)

	Notes	September 30 2019 $	December 31 2018 $
Assets			
Current assets			
Cash and cash equivalents		8,435	6,417
Marketable securities		121	59
Trade receivables		2,074	1,926
VAT receivables		3,327	3,274
Income taxes recoverable		667	568
Inventories	4	2,483	2,354
Other current assets		1,081	818
		18,188	15,416
Non-current assets			
Property, plant and equipment	3	23,138	21,747
Mineral rights	5	2,681	2,627
Deferred income tax assets		10,098	10,365
Other non-current assets		217	-
Total assets		54,322	50,155
Liabilities			
Current liabilities			
Trade and other payables	6	6,605	5,243
VAT payables		1,584	1,672
Current portion of long-term lease liabilities		354	261
Purchase warrants		589	323
		9,132	7,499
Non-current liabilities			
Long-term lease liabilities		757	263
Provisions	7	3,119	2,216
Deferred income tax liabilities		355	-
Total liabilities		13,363	9,978
Equity			
Share capital	8	114,119	106,786
Contributed surplus		28,560	26,811
Accumulated other comprehensive loss		(14,529)	(15,122)
Deficit		(87,191)	(78,298)
Total equity		40,959	40,177
Total liabilities and equity		54,322	50,155

Commitments (note 9)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Approved by the Board Director Director

"Daniella Dimitrov" *"Alan R. McFarland"*

2

Excellon Resources Inc.

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(unaudited) (in thousands of U.S. dollars, except for share and per share data)

		Three months ended		Nine months ended	
		September 30 2019	September 30 2018	September 30 2019	September 30 2018
	Notes	$	$	$	$
Revenues	*10*	5,943	2,570	19,795	18,358
Production costs		(5,790)	(5,221)	(17,199)	(14,353)
Depletion and amortization		(1,140)	(876)	(3,458)	(3,012)
Cost of Sales	*11.a*	(6,930)	(6,097)	(20,657)	(17,365)
Gross Profit (Loss)		(987)	(3,527)	(862)	993
Administrative expenses		(881)	(678)	(2,434)	(2,265)
Share-based payments	*8*	(191)	(349)	(918)	(1,564)
Depletion and amortization		(79)	6	(188)	(97)
General and administrative expenses	*11.b*	(1,151)	(1,021)	(3,540)	(3,926)
Exploration		(858)	(1,021)	(2,829)	(2,782)
Other income (expense)	*11.c*	(200)	368	(439)	(47)
Finance income (expense)	*12*	(71)	1,081	(459)	1,696
Loss before income taxes		(3,267)	(4,120)	(8,129)	(4,066)
Income tax recovery (expense)		365	538	(765)	516
Net Loss		(2,902)	(3,582)	(8,894)	(3,550)
Other comprehensive income					
Foreign currency translation differences		833	2,199	593	1,431
Total other comprehensive income		833	2,199	593	1,431
Total comprehensive loss		(2,069)	(1,383)	(8,301)	(2,119)
Loss per share					
Basic		$ (0.03)	$ (0.04)	$ (0.09)	$ (0.04)
Diluted		$ (0.03)	$ (0.04)	$ (0.09)	$ (0.04)
Weighted average number of shares					
Basic		103,451,521	98,632,134	100,706,460	97,307,507
Diluted		103,451,521	98,632,134	100,706,460	97,307,507

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

Excellon Resources Inc.

Condensed Consolidated Statements of Cash Flow

(unaudited) (in thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended	
	September 30 2019	September 30 2018	September 30 2019	September 30 2018
	$	$	$	$
Cash flow provided by (used in)				
Operating activities				
Net loss for the period	(2,902)	(3,582)	(8,894)	(3,550)
Repayment of rehabilitation work performed	-	(30)	-	(60)
Adjustments for non-cash items:				
Depletion and amortization	1,182	870	3,603	3,109
Deferred income taxes	(423)	(650)	671	(796)
Share-based compensation	188	338	915	1,553
Post-employment benefits	101	24	182	71
Rehabilitation provision - accretion	27	34	81	101
Lease liabilities - accretion	81	5	111	10
Unrealized loss (gain) on currency hedges	77	(520)	26	(579)
Disposal of mineral properties (farm out)	104	-	104	-
Unrealized loss (gain) on warrants liability	(115)	(614)	239	(1,260)
Other provisions	100	-	700	-
Unrealized gain on marketable securities	24	-	(62)	-
Operating cash flows before changes in working capital	(1,555)	(4,125)	(2,324)	(1,401)
Changes in items of working capital:				
Trade receivables	(68)	404	(147)	1,316
VAT receivable	(355)	(334)	(52)	1,198
Income taxes recoverable	(17)	37	(99)	124
Inventories	(37)	(83)	(129)	(700)
Other assets	60	(207)	(480)	(195)
Trade and other payables	76	(283)	860	(276)
VAT payables	209	(289)	(88)	(960)
Net cash used in operating activities	(1,687)	(4,880)	(2,459)	(894)
Investing activities				
Purchase of property, plant and equipment	(993)	(939)	(3,550)	(2,366)
Purchase of mineral rights	(76)	-	(76)	-
Net cash used in investing activities	(1,069)	(939)	(3,626)	(2,366)
Financing activities				
Proceeds on issuance of shares from equity financing	7,982	-	7,982	-
Proceeds from options exercised	-	22	-	68
Proceeds from warrants exercised	10	-	16	1,681
Repayment of lease liabilities	(78)	(89)	(294)	(352)
Net cash from (used in) financing activities	7,914	(67)	7,704	1,397
Effect of exchange rate changes on cash and cash equivalents	(118)	473	399	(140)
Increase/(Decrease) in cash and cash equivalents	5,041	(5,413)	2,018	(2,003)
Cash and cash equivalents - Beginning of the period	3,394	15,675	6,417	12,265
Cash and cash equivalents - End of the period	8,435	10,262	8,435	10,262
Net interest paid	8	14	26	28
Cash paid for income taxes	79	37	224	110

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

5

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

1.	GENERAL INFORMATION

Excellon Resources Inc. (the Company or Excellon) is a silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol EXN. The Company is focused on optimizing the Platosa Mine’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (“CRD”) mineralization on the 21,000 hectare Platosa Property located in northeastern Durango, Mexico and epithermal silver mineralization on the 45,000 hectare Evolución Property on the northern Fresnillo silver trend in Zacatecas, Mexico. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These condensed consolidated financial statements were approved by the Board of Directors on November 5, 2019.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

The Company prepares its condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB, have been omitted or condensed. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018 and the condensed consolidated financial statements for the three months ended March 31, 2019.

b.	Summary of significant accounting policies, judgements and estimates

These condensed consolidated financial statements have been prepared using the same accounting policies, methods of computation, judgements and estimates as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2018, with the exception of changes arising from the adoption of IFRS 16, Leases and the farm-out accounting policy noted below.

Farm-out accounting policy (see note 5.1)

Mineral rights held by the Company which are subject to a farm-out arrangement, where a farmee incurs certain expenditures on a property to earn an interest in that property, are accounted as follows:

●	the Company does not record exploration expenditures made by the farmee on the property;
●	any cash consideration and the initial fair value of any shares received is credited against the costs previously capitalized to the mineral rights;
●	the change in fair value of any shares received by Company as part of a farm-out arrangement are recorded through profit or loss; and
●	the Company uses the carrying value of the mineral rights before the farm-out arrangement as the carrying value for the portion of the interest retained (if any).

6

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

c.	Accounting pronouncements

IFRS 16, Leases

Effective January 1, 2019, the Company adopted the requirements of IFRS 16. The Company’s accounting policies, estimates and judgments related to IFRS 16 and the effects of adoption are described in the Company’s condensed consolidated financial statements for the three months ended March 31, 2019. There have been no changes to the Company’s accounting policies, judgments and estimates related to IFRS 16.

3.	PROPERTY, PLANT AND EQUIPMENT

(1)	During the nine months ended September 30, 2019, the Company incurred capital expenditures of $1,984 related to the dewatering sustaining capital which were recorded in assets under construction. Once these related assets are commissioned, they will be reclassified to their appropriate asset class.

7

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

4.	INVENTORIES

5.	MINERAL RIGHTS

8

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

(1)	On October 17, 2018 the Company announced an option agreement with Wallbridge Mining Company Ltd. on the Beschefer property, pursuant to which Wallbridge agreed to incur an aggregate of CAD$4,500 in exploration expenditures on the property and issue a total of 7,000,000 common shares over three years to earn a 100% interest in the property. The first issuance of 500,000 common shares was made on the effective date of the option agreement. On September 21, 2019 the parties amended the original option agreement to increase the total number of shares to be issued to 8,000,000 common shares and to extend the option period by one year. The Company has accounted for this transaction as a farm-out arrangement and has credited the related mineral rights by $104 being the initial fair value of the shares received, and recorded the gain in fair value of the shares of $62 in profit and loss for the nine months ended September 30, 2019. The Company has not restated the comparative periods for the adoption of the farm-out accounting policy (note 2).

(2)	On September 24, 2019 the Company signed an option agreement with Globex Mining Enterprises to acquire a 100% interest in the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay a total aggregate consideration value of CAD$500 in cash and issue common shares valued at CAD$1,600 over a period of three years. Upon completion of the payments and common shares issuances the Company will grant Globex Mining Enterprises a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of CAD$1,500. Additional one-time payments of CAD$300 and CAD$700 will be made by the Company following any future announcement of a maiden resource on the property and upon achievement of commercial production from the project, respectively. The first issuance of shares 226,837 (valued at CAD$225) and the first cash payment (CAD$100) were made on the effective date of the option agreement and recorded as an addition to the mineral rights ($245).

6.	TRADE AND OTHER PAYABLES

The Company’s trade payables comprise accounts payable and accruals as at September 30, 2019. Accounts payable accounted for $3,765 of the $6,605 balance (as at December 31, 2018 – $3,389 of the $5,243 balance), of which $621 related to electricity, $143 related to exploration and $473 related to Optimization Plan Phase 2 (as at December 31, 2018 – $557 related to electricity, $257 related to exploration and $400 related to Optimization Plan Phase 2). Accruals of $2,454 (as at December 31, 2018 – $1,854) relate to operating costs, accounting, legal, statutory payroll withholding taxes and forward foreign exchange contracts that are marked to market.

The mark to market on forward foreign exchange contracts resulted in an unrealized loss adjustment of $26 recorded in finance cost during the nine months ended September 30, 2019 and a corresponding decrease in accruals resulting in a net asset balance of $206 in accruals (as at December 31, 2018 – $313 net asset balance in accruals).

9

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

7.	PROVISIONS

(1)	Post-retirement benefits: The Company provides post-retirement benefits supplements as well as leaving indemnities to employees at the Mexican operations. Under Mexican Labour Law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Key financial assumptions used in the above estimate include an annual discount rate of 8.5% (December 31, 2018– 8.5%) based on the yield curve from short and long term Mexican government bonds, annual salary rate increase of 3.75% (December 31, 2018 – 3.75%) and minimum wage increase rate of 5.31% (December 31, 2018 – 5.31%) and the life of mine of approximately four years.

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include an annual discount rate of 6.9% (December 31, 2018 – 6.9%) based on the current risk-free borrowing rate, Mexican inflation rate and the life of mine of four years. The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $2,028 of which $966 relates to the Platosa mine and $1,062 relates to the Miguel Auza mill. The present value of the total discounted obligation is $1,613 of which $769 relates to the Platosa mine and $844 relates to the Miguel Auza mill.

(3)	Other provisions: provisions for legal claims against the Company, including a claim disputing a concession within the Miguel Auza property. The Company believes the claim is without merit and is vigorously defending the matter. This concession is not considered material to the Company’s operating business or exploration plans.

10

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

8.	SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares.

(1)	On April 2, 2018, 3,333,333 CAD$0.65 Warrants were exercised for proceeds of CAD$2,167.

(2)	On August 27, 2019 the Company completed a public equity financing (the “2019 Bought Deal”) of 10,925,000 units (“2019 Public Units”) at a price of CAD$1.06 per Public Unit for gross proceeds of CAD$11,581 (the “2019 Offering”). Each 2019 Public Unit comprised one Common Share and one half-warrant (“$1.40 Warrant”) with each whole warrant entitling the holder to acquire a Common Share at a price of CAD$1.40 for a period ending August 27, 2021.

Broker and underwriting fees of CAD$800 were paid in respect of the 2019 Bought Deal.

The net proceeds after transactions costs of CAD$10,510 ($8,000) were allocated proportionally between the fair values of the Common Shares and the $1.40 Warrants issued in the 2019 Bought Deal.

(3)	On September 24, 2019 the Company announced an option agreement with Globex Mining Enterprises to acquire a 100% interest in the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay a total aggregate consideration value of CAD$500 in cash and issue common shares valued at CAD$1,600 over a period of three years. The first issuance of shares 226,837 (valued at CAD$225) and the first cash payment (CAD$100) were made on the effective date of the option agreement and recorded as an addition to the mining properties ($245).

11

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

Stock option plan (equity-settled)

The number and weighted average exercise prices of Options are as follows:

Deferred SHARE UNITS (“DSU”)

DSUs outstanding are as follows:

12

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

REstricted Share units (“RSU”)

RSUs outstanding are as follows:

The total share-based compensation expense is summarized as follows:

WARRANTS

Common share purchase warrants outstanding are as follows:

(1)	On April 2, 2018, 3,333,333 CAD$0.65 Warrants were exercised for proceeds of CAD$2,167.

13

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

(2)	On August 27, 2019 the Company completed a public equity financing (the “2019 Bought Deal”) of 10,925,000 units (“2019 Public Units”) at a price of CAD$1.06 per Public Unit for gross proceeds of CAD$11,581 (the “2019 Offering”). Each 2019 Public Unit comprised one Common Share and one half-warrant (“$1.40 Warrant”) resulting in the issuance of 5,462,500 CAD$1.40 Warrants. Each whole warrant entitles the holder to acquire a Common Share at a price of CAD$1.40 for a period ending August 27, 2021.

9.	COMMITMENTS

The following table summarizes the Company’s significant commitments as of September 30, 2019:

Not included above is the Platosa Project NSR as such payments vary period to period based on production results and commodity prices.

10.	REVENUES

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc-silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title, and risks and rewards of ownership have transferred to the customer. Revenue is recorded net of treatment and refining charges. Final pricing of each delivery is not determined until one or two months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded to revenues. An amount of $1,755 is included in the trade receivables as at September 30, 2019 (as at September 30, 2018 – $755).

During the three months ended September 30, 2019, the Company recognized a negative adjustment to revenues of $31 primarily related to the reversal of the mark-to-market taken at the end of June 30, 2019 as receivables were ultimately settled at lower values during the third quarter of 2019(three months ended September 30, 2018 – negative adjustment of $1,040).

During the nine months ended September 30, 2019, the Company recognized a negative adjustment to revenues of $84 primarily related to the reversal of the mark-to-market taken at the end of 2018 as receivables were ultimately settled at lower values in 2019 (nine months ended September 30, 2018 - positive adjustment of $3).

As at September 30, 2019, provisionally priced sales totalled $5,077 which are expected to settle at final prices during the fourth quarter of 2019.

14

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

During the three and nine months ended September 30, 2019, the Company recorded $170 and $248 respectively, in net revenues associated with the initial ore milling test under the current toll milling arrangement signed with Hecla Mining Company in February 2018 (three and nine months ended September 30, 2018 – nil).

The disaggregation of revenue from contracts with customers is as follows:

11.	EXPENSES BY NATURE

(a)	Cost of sales consist of the following:

(1)	Direct mining and milling costs include personnel, general and administrative, fuel and electricity, maintenance and repair costs as well as operating supplies, external services and transport fees.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

(b)	General and administrative expenses consist of the following:

15

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

(c)	Other income (expense) consists of the following:

12.	FINANCE (INCOME) EXPENSE

Finance (income) expense comprises the following:

13.	FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs as appropriate, and are subsequently carried at fair value or amortized cost. At September 30, 2019, the carrying amounts of VAT Receivables, income taxes recoverable, trade and other payables, VAT payables, and other current assets are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

16

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

For the three months ended September 30, 2019, the Company recorded $5,077 (three months ended September 30, 2018 – $1,970) in revenues from provisionally priced sales on the statement of loss and comprehensive loss, which are subject to adjustment pending final settlement in the fourth quarter of 2019. As at September 30, 2019, the Company has recorded embedded derivatives in the amount of $1,755 in trade receivables (as at September 30, 2018 – $755).

Fair Value Hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data

There were no transfers between levels 1, 2 or 3 during the three months ended September 30, 2019.

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities - the use of quoted market prices or dealer quotes for similar instruments
●	Provisional pricing receivables – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays
●	Forward foreign currency contracts – present value of future cash flows based on the forward exchange rates at the balance sheet date
●	Purchase warrants - based on a Black-Scholes model which uses quoted observable inputs

14.	CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue as a going concern and to continue the exploration and extraction of ore from its mining properties.

17

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are monitored by the board of directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored, and actions are taken, when necessary, according to the Company’s approved policies.

15.	SEGMENT REPORTING

18